SI 10028062 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 47372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Source Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

276 Post Road West
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Harris (203)-341-3000
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
109

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

4 Corporate Drive, Suite 488	Shelton	CT	06484
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Source Capital Group, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LORI A. MAXEY
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOURCE CAPITAL GROUP, INC.

Years Ended December 31, 2009 and 2008

CONTENTS

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

We have audited the accompanying statements of financial condition of Source Capital Group, Inc. as of December 31, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Source Capital Group, Inc. as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Shelton, Connecticut
February 25, 2010

Dworken, Hillman, LaMorte & Sterczala, P.C.

SOURCE CAPITAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 859,839	$ 561,651
Receivables from clearing brokers	404,502	367,505
Deposits with clearing organizations	253,257	253,257
Securities owned (Note 3)	60,873	4,952
Notes receivable (Note 4)	100,000	
Prepaid expenses and other current assets (Note 2)	367,627	291,063
Total current assets	2,046,098	1,478,428
Other assets:		
Security deposits	49,106	49,106
Other	20,151	20,076
	69,257	69,182
Total Assets	$2,115,355	$1,547,610
Liabilities and Shareholder's Equity		
Current liabilities:		
Securities sold, not yet purchased, at market value	$ 17,510	
Accounts payable and accrued expenses (Note 6)	1,323,268	$1,011,275
Current portion of liability subordinated to claims of general creditors (Note 5)	35,000	
Total current liabilities	1,375,778	1,011,275
Liability subordinated to claims of general creditors, net of current portion (Note 5)	140,000	
Total Liabilities	$1,515,778	1,011,275
Commitments and contingencies (Note 6)		
Shareholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	291,306	291,306
Retained earnings	308,171	244,929
Total Shareholder's Equity	599,577	536,335
Total Liabilities and Shareholder's Equity	$2,115,355	$1,547,610

See notes to financial statements.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

Years Ended December 31, 2009 and 2008

1. **Description of the Company and summary of significant accounting policies:**

Description of Company:

Source Capital Group, Inc. (the "Company") organized and incorporated in the State of Delaware, as Source Securities Corp., commenced business on June 1, 1994 and on November 2, 2001 changed its name to Source Capital Group Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and is the member of The Financial Industry Regulatory Authority (FINRA). In this capacity, the Company executes customer and principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement.

The Company is also licensed by the State of Connecticut as a mortgage broker. In this capacity, the Company refers mortgage loan applicants to lending institutions for a fee.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to monitor its exposure continuously to market and counterparty risk using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The Company introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. As of December 31, 2009 and 2008, amounts were owed to the clearing broker by these customers, which were in connection with normal, delivery-against-payment, cash-account transactions. After December 31, 2009 and 2008, all amounts related to such transactions were received from customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies:

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Securities transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Marketable securities are valued at fair value.

Estimated fair value is based on the criteria outlined in Financial Accounting Standards Board Accounting Standard Codification No. 820 (ASC 820) "Fair Value Measurements and Disclosures". ASC 820 established a "three-tier" valuation hierarchy to prioritize the assumptions used in valuation techniques to measure fair value. The three levels of fair value hierarchy under ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Securities transactions (continued):

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

Investment banking:

Investment banking represents fees and commissions earned from private placement of securities and sale of interests in oil and gas limited partnerships. Fees are earned and recognized upon closing of each transaction.

Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Other securities revenue:

Other securities revenue is derived from the following sources and is recognized in the following manner:

Clearing service charges are recognized upon receipt of verified notification from the clearing agent; insurance commission income and related commission compensation are recorded when the insurance contract sale has been closed; and fund raising consulting income and related commission compensation are recorded as income and expense, respectively, when the client has received the capital contribution, for which the consulting fee is rendered.

Mortgage placement fees:

Mortgage placement fees and related compensation expense are recognized upon closing of the related mortgage.

1. **Description of the Company and summary of significant accounting policies** (continued):

Significant accounting policies (continued):

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items such as income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal and state tax purposes.

Reclassification:

Certain reclassifications have been made to the prior year's financial statements to conform with the current year presentation.

2. **Related party transactions:**

Included in prepaid expenses and other current assets is $275,400 and $187,900 of advances to employees and brokers at December 31, 2009 and 2008, respectively.

3. **Securities owned:**

Securities owned consist of equity securities of corporate issues. Securities that are marketable are carried at fair value using quoted prices in active markets for identical assets (Level 1). Securities that are not readily marketable are carried at fair value using estimates determined by management (Level 3).

Securities owned at December 31 are as follows:

	2009	2008
Marketable (Level 1)	**$60,686**	$4,755
Not readily marketable (Level 3)	**187**	197
	$60,873	$4,952

4. **Notes receivable:**

Notes receivable reflect four $25,000 advances with interest at a rate of 14%. The notes are due on various dates through December 31, 2010 and are unsecured.

5. **Liability subordinated to claims of general creditors:**

	December 31, 2009
Liability subordinated to claims of general creditors consists of a non-interest bearing $175,000 collateralized secured demand note agreement, which has been advanced by First Clearing, LLC. The note calls for five annual principal payments of $35,000 payable April 30, 2010 through April 30, 2014. The subordinated liability has been advanced under an agreement pursuant to rules and regulations of FINRA and has been approved by FINRA.	**$175,000**
Less current portion	**35,000**
	$140,000

Future principal payments of liability subordinated to claims at general creditors as of December 31, 2009 are as follows:

Year ending December 31,	
2010	$ 35,000
2011	35,000
2012	35,000
2013	35,000
2014	35,000
	$175,000

6. **Commitments and contingencies:**

Leases:

The Company leases certain office equipment and office space under noncancelable operating leases expiring at various dates through May 2015. The office leases contain escalation clauses.

6. **Commitments and contingencies** (continued):

Leases (continued):

Future minimum lease payments on these leases are as follows:

Year ending December 31:	
2010	$349,700
2011	103,700
2012	106,200
2013	108,600
2014	111,100
Thereafter	46,700
	$826,000

Rent expense was $369,400 and $370,500 in 2009 and 2008, respectively. Rent expense is reported net of $147,700 and $117,700 of reimbursements from various representatives in 2009 and 2008, respectively.

Contingencies:

The Company is subject to claims and legal proceedings that arise in the ordinary course of its business activities. In the opinion of management, these claims are not expected to have a material adverse effect on the Company's operations.

Clearing agreement:

The Company has a clearing agreement with First Clearing, LLC through February 2014. In connection with the agreement in 2008 and amendments in 2009, the Company received $175,000 and $200,000 in incentive bonuses, respectively in 2009 and 2008, which are being recognized monthly over the contract term as a reduction to clearance fees. Included in accrued expenses is $265,800 and $160,000 of unearned incentive bonuses at December 31, 2009 and 2008, respectively.

7. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

8. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $197,870 and $152,100, which exceeded the minimum requirement of $97,870 and $52,100, respectively. The Company's net capital ratio was 6.69 to 1 at December 31, 2009 and 6.65 to 1 at December 31, 2008.

9. **Reconciliation of shareholder's equity, net income (loss) and net capital:**

A reconciliation of shareholder's equity, net income (loss) and net capital reported to FINRA to the amounts reported in the financial statements below:

	As Previously Reported	**Adjustments**	**As Currently Reported**
Total assets	$ 2,115,355		$ 2,115,355
Total liabilities	1,499,724	$ 16,054	1,515,778
Total ownership equity	$ 615,631	($ 16,054)	$ 599,577
Total revenue	$13,014,310		$13,014,310
Total expenses	12,935,014	$ 16,054	12,951,068
Net income (loss)	$ 79,296	($ 16,054)	$ 63,242
Net capital	$ 213,924	($ 16,054)	$ 197,870

The adjustment stated above relates to an adjustment by the Company for SIPC assessment fee accrual.

DHL&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Source Capital Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Source Capital Group, Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Source Capital Group, Inc.'s management is responsible for the Source Capital Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose of which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [check #7180 for $150 paid January 15, 2009, check # 7598 for $7,479 paid July 27, 2009 and check #8107 for $16,054 dated February 24, 2010], noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [Focus filings and general ledger] supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2010
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Report of Independent Auditors' on
Internal Controls Required by SEC Rule 17a-5

Shareholder
Source Capital Group, Inc.
Westport, Connecticut

In planning and performing our audit of the financial statements of Source Capital Group, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Four Corporate Drive, Suite 488, Shelton, CT 06484 ▪ 203-929-3535 ▪ fax 203-929-5470 ▪ www.dhls.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, The Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2010
Shelton, Connecticut

Drakker, Hillman, LaMonte & Sterczala, P.C.

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047372 FINRA DEC
SOURCE CAPITAL GROUP INC 9*9
276 POST RD W
WESTPORT CT 06880-4703

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
R. Newton 203 341-3500

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 23,683

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (7,629)
7/27/2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 16,054

E. Interest computed on late payment (see instruction E) for______days at ___% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 16,054

H. Overpayment carried forward $( )

SEC Mail Processing Section
MAR 01 2010
Washington, DC
109

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Source Capital Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 23rd day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,472,454
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	596,109
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	262,535
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	21,897
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	3938
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	97,844

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 16,794

Enter the greater of line (i) or (ii)	16,794
Total deductions	999,117
2d. SIPC Net Operating Revenues	$ 9,473,337
2e. General Assessment @ .0025	$ 23,683

(to page 1 but not less than $150 minimum)

Statements of Financial Condition

SOURCE CAPITAL GROUP, INC.

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2009 and 2008